ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

December 21, 2007

Undiscovered Managers Funds
245 Park Avenue
New York, New York 10167

Ladies and Gentlemen:

You have informed us that you intend to file a Rule 485(b) Post-Effective Amendment (the “Amendment”) to your Registration Statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “Commission”) for the purpose of updating the financial information of the Undiscovered Managers Behavioral Growth Fund, Undiscovered Managers Behavioral Value Fund, JPMorgan Realty Income Fund, and Undiscovered Managers Small Cap Growth Fund (collectively, the “Funds”) and making certain other changes.

We have examined your Declaration of Trust, as on file in the office of the Secretary of the Commonwealth of Massachusetts. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your units of beneficial interest (“Shares”) at not less than the public offering price of such shares and have assumed that the Shares have been issued and sold in accordance with such action. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that the Shares being registered have been duly authorized and when sold will be validly issued, fully paid and nonassessable.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

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We consent to this opinion accompanying the Amendment when filed with the Commission.

Very truly yours,

/s/ Ropes & Gray
Ropes & Gray LLP